EXHIBIT 99.1

Asia Pacific Wire and Cable to Host 2015 Annual Shareholders Meeting on October 8, 2015

Announces August 21, 2015 as Record Date

TAIPEI, Taiwan, Aug. 11, 2015 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that the Company will host its 2015 annual general meeting (AGM or "Meeting") for shareholders at its headquarters located at Room B, 7th Fl., No. 132, Min-Sheng East Road Section 3, Taipei, Taiwan on October 8, 2015.

The Meeting is being held for the purposes below, and additional information, including the agenda of all matters being put to a vote of shareholders, will be provided in the Notice of Meeting and related proxy statement that will be provided to shareholders.

  To approve the written record of the last Annual General Meeting of Shareholders of the Company held on October 9, 2014;
  To approve the total number of directorships on the Board;
  To elect the directors of the Company;
  To approve the compensation of the directors of the Company;
  To report on the Company's performance in 2014;
  To approve the appointment of Ernst & Young as the independent auditor of the Company for the 2015 fiscal year;
  To consider such other matters as may be appropriately brought before the Shareholders.

The record date for shareholders wishing to vote on the matters to be put to a shareholder vote is August 21, 2015. All shareholders of record as of the record date shall be entitled to one vote per share on all matters put to shareholders at the Meeting, all as more fully described in the Notice of Meeting and related proxy statement that will be provided to shareholders of record.

Shareholders not able to attend the Meeting in person will be invited to participate by conference telephone by dialing in to the Meeting on one of the conference call-in numbers that will be provided in the Notice of Meeting.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit www.apwcc.com. Information on the Company' website or any other website does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

CONTACT: Company Contact:
         Asia Pacific Wire & Cable Corporation Limited
         Mr. Ivan Hsia, CFO
         Phone: +886-2-2712-2558 ext. 27
         E-mail: ivan.hsia@apwcc.com

         Investor Relations Contact:
         MZ North America
         Ted Haberfield, President
         Tel: +1-760-755-2716
         Email: thaberfield@mzgroup.us
         Web: www.mzgroup.us